Director	Number of Membership Units
Brian Conrad	100
William Couser	100
David Eggers	100
Timothy Fevold	100
Terrill Wycoff	100
James Hill	100
Rickie Vaughan	100
Jeff Taylor	100
David Hassebrock	10

All directors paid for the above listed membership units on June 12, 2006.